UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

Item 1.01    Entry into a Material Definitive Agreement

BioLineRx Ltd. (the "Company") announced today that on September 2, 2012 it entered into an agreement (the “Agreement”) with Biokine Therapeutics Ltd. (“Biokine”) to in-license the rights to BL-8040 (formerly BKT-140), for the treatment of acute myeloid leukemia, as well as other types of hematological cancer (the “Drug”). Pursuant to the Agreement, Biokine granted the Company an exclusive, worldwide, sublicensable license to develop, manufacture, market and sell certain technology relating to a short peptide that functions as a high affinity antagonist for CXCR4 and the uses thereof (the “Licensed Technology”).  Closing of the transaction is subject to formal approval of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor.

There are no upfront payments due under the Agreement. The Company is obligated to pay a monthly development fee for certain development services that Biokine has committed to provide under the Agreement, as follows:

•	during the initial 12-month period following execution of the Agreement; $100,000 per month;

•
after the initial 12-month period and continuing until the earlier of (i) completion of the clinical trials contemplated under the Agreement or (ii) grant of a sublicense; $65,000 per month for the following 12 months, $60,000 per month for the next six months and $50,000 per month thereafter.

The Company is responsible for paying all development costs incurred by the parties in carrying out the development plan.

The Agreement contemplates two clinical trials, studying the effects of the Drug on two types of cancer.  If both clinical trials contemplated under the Agreement are completed within a given period, the Company is obligated to pay Biokine a bonus of $250,000. This is the sole milestone payment due under the Agreement.

Should the Company independently develop, manufacture and sell products (excluding sublicensing) containing the Licensed Technology, it is obligated to make royalty payments to Biokine of between 10-12% of net sales, subject to certain limitations.

The Agreement also grants the Company the right to grant sublicenses for the Licensed Technology. In such event, the Company is required to pay Biokine a royalty payment of between 40-60% of the amounts it receives as consideration in connection with any sublicensing, development, manufacture, marketing, distribution or sale of the Licensed Technology. The amount of the royalty for either direct sales or sublicensing is dependent on the aggregate amount of the Company’s investment in connection with the Agreement, decreasing as the amount of the Company’s investment in the project increases.

Under the Agreement, the Company is obligated to make commercially reasonable good faith efforts to sublicense or commercialize the Drug for fair consideration. If the Company does not fulfill this obligation within 24 months after completion of the Development Plan, all of the rights and responsibilities with respect to commercialization of the Licensed Technology will revert to Biokine, and the Company’s obligation to pay royalties for sales of any licensed products or sublicensing as described above will revert to Biokine.

Pursuant to the Agreement, the Company has the first right to prepare, file, prosecute and maintain any patent applications and patents, in respect of the Licensed Technology and any part thereof, at its expense, provided that the Company is required to consult with Biokine regarding patent prosecution and patent maintenance. In addition, the Company has the right to take action in the prosecution, prevention, or termination of any patent infringement of the Licensed Technology. The Company is responsible for all the expenses of any patent infringement suit that it brings, including any expenses incurred by Biokine in connection with such suits, with such expenses reimbursable from any sums recovered in such suit or in the settlement thereof. After such reimbursement, if any funds remain, the Company and Biokine are each entitled to a certain percentage of any remaining sums.

The Agreement will remain in full effect until the expiration of all of the Company’s royalty and sublicense revenue obligations to Biokine, determined on a product-by-product and country-by-country basis. The Company may terminate the Agreement for any reason on 90 days’ prior written notice to Biokine. Either party may terminate the Agreement for a material breach by the other party if the breaching party is unable to cure the breach within 30 days after receiving written notice of the breach from the non-breaching party. With respect to any termination for a material breach, if the breach is not susceptible to cure within the stated period and the breaching party uses diligent, good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, either party may terminate the Agreement upon the occurrence of certain bankruptcy events.

Termination of the Agreement will result in a loss of all of the Company’s rights to the Drug and the Licensed Technology, which will revert to Biokine. In addition, any sublicense of the Company of the Licensed Technology will terminate provided that, upon such termination and at the request of the sublicensee, Biokine will be required to enter into a separate license agreement with the sublicensee on substantially the same terms as those contained in the applicable sublicense agreement.

A copy of the press release announcing the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit 99.1	Press release dated September 4, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

 Date: September 4, 2012